Exhibit 3.3

UNITED STATES OF AMERICA

The State of Washington

Secretary of State

I, SAM REED, Secretary of State of the State of Washington and custodian of its seal, hereby issue this

CERTIFICATE OF AUTHORITY

to

METALEX RESOURCES, INC.

a/an NV Profit Corporation. Charter documents are effective on the date indicated bleow.

Given under my hand and the Seal of the State
Of Washington at Olympia, the State Capital

/s/ Sam Reed
Sam Reed, Secretary of State